AMENDMENT

[redacted] ATES
NGE COMMISSION
C. 20549

06000069

ED REPORT
FORM X-17A-5
PART III (A)

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 65946

MAR 2 1 2006

4/7

AB 4/1/06

FACING PAGE
DIVISION OF MARKET REGULATION

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/31/04 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAS Financial Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Barr Harbor Dr Suite 200.
(No. and Street)

West Conshohocken | PA | 19428
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ray McMullan 484 342 4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Isdaner + Company
(Name – *if individual, state last, first, middle name*)

3 Bala Plaza Suite 501 West | Bala Cynwyd | PA | 19004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 6 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan J Cohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AJS Financial Services, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MITCHELL E. BEDNOFF, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires December 10, 2007

Mitchell E Bednoff
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAS FINANCIAL SERVICES, INC.

SUPPLEMENTARY INFORMATION REQUIRED UNDER RULE 15c3-1

DECEMBER 31, 2005

NET CAPITAL	
Total stockholders' equity	$52,746
Total available capital	52,746
Less other deductions:	
Excess fidelity bond	5,000
Less nonallowable assets:	
Fees receivable	4,150
Prepaid expenses and other assets	7,538
Net capital	$36,058
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 3,650
Total aggregate indebtedness	$ 3,650
Ratio of aggregate indebtedness to net capital	10%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 243
Required net capital	$ 5,000
Excess net capital	$31,058
Excess net capital at 1000%	$35,693
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2005)	
Net capital as reported in Company's Form X-17A-5, Part II (unaudited)	$28,255
Client adjustments	7,803
Net capital per this report	$36,058